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December 16, 2004

VIA EDGAR AND OVERNIGHT COURIER

Mr. Jeffrey P. Riedler
Mr. Albert C. Lee
United States Securities and
    Exchange Commission
Division of Corporation Finance
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Advanced Magnetics, Inc. Registration Statement on Form S-3 File No. 333-119682

Dear Mr. Riedler and Mr. Lee:

This letter is submitted on behalf of Advanced Magnetics, Inc. (the "Company") in response to your letter to the Company dated October 25, 2004, regarding the above referenced registration statement on Form S-3 (the "Registration Statement"). The comments regarding revisions to the Registration Statement from your October 25, 2004 letter appear below, followed by the Company's response.

The Company has, simultaneously with the sending of this letter, filed a Pre-Effective Amendment No. 1 ("Amendment No. 1") to Form S-3 to respond to the comments raised in your October 25, 2004 letter and to provide additional information since the initial filing of the Registration Statement. For your convenience, we have supplementally furnished with the overnight copy of this letter a paper version of Amendment No. 1 showing all changes since the initial filing of the Registration Statement.

Comments:

We note that, although the prospectus includes a Risk Factors section, the Company has chosen not to provide the full text of risk factors in the current filing. However, we note that the Form 10-K for the year ended September 30, 2003 and the most recent Form 10-Q for the quarterly period ended June 30, 2004 include a full set of risk factors in MD&A. Accordingly, we think it is appropriate for the Company to specifically incorporate by reference to the risk factors from the June 30, 2004 Form 10-Q. Please revise your disclosure to make this requested change, specifically referencing the June 30, 2004 Form 10-Q and the page number where such risk factors may be found.

BOSTON    NEW YORK    WASHINGTON, D.C.

December 16, 2004

Response:

Since the Registration Statement was filed, the Company has filed its Annual Report on Form 10-K for the fiscal year ended September 30, 2004 (the "New Form 10-K"). The New Form 10-K is incorporated by reference into the Registration Statement and contains updated risk factors from the prior Form 10-K and the June 30, 2004 Form 10-Q. To reflect the Staff's comments, the Company has added in the "Risk Factors" section of the Registration Statement, a specific reference to the risk factors contained in the New Form 10-K, including the heading and page number where such disclosure appears in the New Form 10-K.

If you have any questions with respect to any of these matters, please contact the undersigned or Howard E. Berkenblit, each at Sullivan & Worcester LLP, at 617-338-2800.

Sincerely,

/s/ William J. Curry
William J. Curry

Direct line: 617 338 2976
wcurry@sandw.com

Enclosure (hard copy only)